AAA BEST CAR RENTAL INC.

351 E 16th Street,
Paterson, NJ 07524
(973) 851-6863

January 6, 2011

United States

Securities and Exchange Commission

Washington, DC 20549

Re: AAA Best Car Rental Inc.

Amendment #1 to

Registration Statement on Form S-1

Filed December 2, 2010

Filing No. 333-170128

Dear: Donald Field

In response to your letter dated December 15, 2010 which included comments regarding our Amendment # 1 to Registration Statement on Form S-1 filed December 2, 2010, we have prepared the following responses:

Registration Statement Cover Page

1. We note your response to our prior comment one and reissue in part. As it appears inapplicable to your offering, please delete the reference to Rule 457(a) and the accompanying explanation or advise.

We have deleted the reference to Rule 457(a) and the accompanying explanation.

Prospectus Summary, page 5

2. We note your response to our prior comment five and reissue. Compare the disclosure in the first paragraph that you intend to use the net proceeds from the offering to develop your business operations with the disclosure on page 13 that to achieve your business plan goals you will need the funding from this offering and substantial additional funding. Please revise to clarity that you must raise additional funding in order to continue operation and to implement your plan of operation and quantify the amounts needed for each. Please also revise the first risk factor on each of pages 6 and 7 and your plan of operation section on page 13 accordingly.

We have revised disclosure to clarify that in order to implement our plan of operations for the next twelve month period, we require a minimum of $23, 000 of funding from this offering.  After twelve month period we may require additional funding to continue operations. The amount of additional funding required to continue operations will depend on the amount of revenue and net income that we generate. If we do not generate any revenue we may need to raise a minimum of $20,000 of additional funding to pay for ongoing advertising expenses and SEC filing requirements.

3. We note your response to our prior comment six and reissue in part. We note your disclosure that to implement your plan of operation that you will require a minimum of $21,500 and , as disclosed in the first risk factor on page 7, that such amount will only sustain operations for a period of one year. Please revise here and throughout the registration statement to clarify that this amount represents the minimum amount needed to commence and operate your business for the next twelve months and that additional funding will be required to continue operations beyond that time period.

We have revised here and throughout the registration statement to clarify that $23,000 represents the minimum amount needed to commence and operate our business for the next twelve months and that additional funding will be required to continue operations beyond that time period.

1 | Page

Risk Factors, page 6

We do not maintain any business insurance, page 7

4. Please revise to more clearly set forth the risks related to not maintain business insurance in relation to your proposed car rental business. Please also clarify the reference to “products liability actions” here and in the Insurance section on page 16.

Response: We have revised the risk factor on page 7 and the Insurance section on page 16. Possible claims for products liability are subsumed in the text “bodily injury or property damage resulting from accidents” of the revised disclosure:

WE COULD BE NEGATIVELY IMPACTED IF LOSSES FOR WHICH WE DO NOT HAVE THIRD-PARTY INSURANCE COVERAGE.

We maintain third-party insurance covering physical damage to our rental vehicles.  We do not, however, maintain third-party insurance coverage for bodily injury or property damage resulting from accidents involving our vehicles.  Additionally, we do not carry a general coverage insurance policy for our facilities or operations.  We will account for vehicle damage or total loss at the time such damage or loss is incurred.  Also, because we are responsible for damage to our vehicles until we can collect on a claim for damages caused by a third-party, we are responsible for our own claims management, whether by our management or by a third-party claims administrator, which could lead to delays in settling claims, thereby increasing claim costs.  In addition, catastrophic uninsured claims filed against us would have an adverse effect on our financial condition.

Insurance

We maintain third-party insurance covering physical damage to our rental vehicles.  We do not, however, maintain third-party insurance coverage for bodily injury or property damage resulting from accidents involving our vehicles.  Additionally, we do not carry a general coverage insurance policy for our facilities or operations.  We will account for vehicle damage or total loss at the time such damage or loss is incurred.  Also, because we are responsible for damage to our vehicles until we can collect on a claim for damages caused by a third-party, we are responsible for our own claims management, whether by our management or by a third-party claims administrator, which could lead to delays in settling claims, thereby increasing claim costs.  In addition, catastrophic uninsured claims filed against us would have an adverse effect on our financial condition.

We will incur ongoing costs and expenses, page 10

5. We note that you have budgeted $9,000 towards the filing of the registration statement and for ongoing reporting associated with being a publicly traded company for the next twelve months. Please reconcile the disclosure and confirm your understanding that as a publicly traded company you are obligated to file ongoing reports with Commission.

We have reconciled the disclosure and confirm our understanding that as a publicly traded company we are obligated to file ongoing reports with Commission:

Our business plan allows for the payment of the estimated $9,000 cost of this registration statement to be paid from existing cash on hand.  If necessary, Suresh Gupta, our Chairman, has verbally agreed to loan the company funds to complete the registration process. After the effective date of this prospectus, we will be required to file annual, quarterly and current reports, or other information with the SEC as provided by the Securities Exchange Act.

We plan to contact a market maker immediately following the close of the offering and apply to have the shares quoted on the OTC Electronic Bulletin Board. To be eligible for quotation, issuers must remain current in their filings with the SEC. In order for us to remain in compliance we will require future revenues to cover the cost of these filings, which could comprise a substantial portion of our available cash resources. The costs associated with being a publicly traded company in the next 12 month will be approximately $9,000. If we are unable to generate sufficient revenues to remain in compliance it may be difficult for you to resell any shares you may purchase, if at all. Also, if we are not able to pay the expenses associated with our reporting obligations we will not be able to apply for quotation on the OTC Bulletin Board.

2 | Page

Dilution, page 11

If 50% of Shares Are Sold, page 12

6. We note your response to our prior comment 20 and reissue in part.   We not your disclosure that the net tangible book value upon completion of the offering is $26,867. We also note your disclosure that the potential gain to existing shareholders is $16,000. If the potential gain amount is added to the net tangible book value prior to the offering of $7,867, the resulting amount is $23, 867.  Please revise the associated calculations in both disclosed paragraphs and tables or advise.

We have revised our calculations according to updated financial statements.

Plan of Operation, page 13

7. We note your response to our prior comment 22 and reissue. We note your disclosure in the first paragraph that in order to achieve your business plan goals that you will need the funding from the offering and substantial additional finding on page 15 that you do not anticipate generating revenue until the fall of 2012 and on page 16 that to achieve profitability you will need to increase the number of rental cars. Please revise to include a more detailed plan of operation to explain how and when you will obtain the additional funding to implement your plan of operation.  For example, disclose when you expect to increase the number of rental cars that you offer. Please also revise the Description of Business section of page 16 accordingly.

We have revised our plan of operations and the Description of Business section to disclose:

To achieve significant profit, we will need to continue to increase the number of our rental cars. Once we begin generating revenue, which will be after 6th month of operations, we will keep buying more rental cars with the funds from our revenue. The number of new rental cars will depend on the amount of revenue that we generate.

8. We note your disclosure in the second to last paragraph of this section that the minimum amount of funds necessary to implement your initial plan of operation is $21,500. We also note that the detailed minimum business expenses in your plan of operation plus the $9,000 necessary to satisfy your reporting obligations totals a higher amount than the estimated $21,500, especially if recurring monthly expenses for “Advertise On Internet and Newspaper “ and “Develop Our Social Profile” are factored into the minimum business expenses total.  Please reconcile and revise above referenced number throughout the registration statement or advise.

We have revised throughout the registration statement that the minimum amount of funds necessary to implement our initial plan of operation is $23,000.

Liquidity and Capital Resources, page 14

9. We note your response to our prior comment 23 and reissue. We note your disclosure on page 13 that in order to achieve your business plan goals that you will need the funding from this offering and substantial additional funding. Given your cash position at July 31, 2010, please revise to separately quantify your expected near term and long term (i.e. greater than twelve months) financing requirements which are necessary to implement your business plan and the timing of such demands.

We have revised this section to clarify the following:

We are attempting to raise funds to proceed with our plan of operation. In the first quarter we used our cash we had to pay expenses associated with this offering. We paid $2,800 to our auditors, $15 registration fee to the SEC and $3,000 as legal fees. We also purchased a car for $1,177. Our current cash on hand will be used to pay the fees and expenses of this offering.  To proceed with our operations within 12 months, we need a minimum of $23,000.We cannot guarantee that we will be able to sell all the shares required to satisfy our 12 months financial requirement. If we are successful, any money raised will be applied to the items set forth in the Use of Proceeds section of this prospectus.  We will attempt to raise at least the minimum funds necessary to proceed with our plan of operation. In a long term we may need additional financing. If we do not generate any revenue we may need a minimum of $20,000 of additional funding to pay for ongoing advertising expenses and SEC filing requirements. We do not currently have any arrangements for additional financing.  Obtaining additional funding will be subject to a number of factors, including general market conditions, investor acceptance of our business plan and initial results from our business operations.  These factors may impact the timing, amount, terms or conditions of additional financing available to us.  There is no assurance that any additional financing will be available or if available, on terms that will be acceptable to us.

3 | Page

10. We note your disclosure in the third paragraph that your current cash on hand will be used to satisfy your short term financing requirements. Please revise to reconcile such disclosure with your disclosure in the second risk factor on page 10 that current cash on hand will be used to pay the fees and expenses of this offering of $9,000.

We revised our disclosure that our current cash on hand will be used to pay the fees and expenses of this offering.

11. We note your disclosure in the fifth paragraph that your management believes that if subsequent private offering of your equity of debt securities generate sufficient funds so that you can start operations, you will likely generate revenue in the fall of 2012. Please revise to reconcile such disclosure with your disclosure throughout the registration statement that indicates that the net proceeds, assuming your minimum offering amount to achieved (i.e. $21,500), will be sufficient to implement your initial plan of operation.

We have revised our disclosure as follows:

Management believes that the net proceeds, assuming our minimum offering amount of $23,000 is raised, will be sufficient to implement our initial plan of operation in the 12 month period. However, after one year we may need additional financing.

Security Ownership of Certain Beneficial Owners and Management, page 19

12. We note your response to our prior comment 34 and reissue in part. We note the beneficial ownership information has been provided as of December 1, 2010. Please revise footnote 1 accordingly.

We have revised to provide beneficial ownership information as of the most recent practicable date including footnote 1.

Exhibit 23.2 Consent of Independent Public Accountant

13. Please revise to provide a currently dated consent from the independent public accountant in the amendment.

We have revised to provide updated financial statements and a currently dated consent from the independent public accountant in the amendment.

Exhibit 99.1 Subscription Agreement

14. Please revise the first paragraph and the associated subscriber acknowledgement, as it is not appropriate to ask subscribers to acknowledge that they have read the prospectus. Also revise the qualifier, “upon and subject to the terms and conditions set forth in the Company’s prospectus” to remove the inference that prospective subscribers have read the prospectus.

We have deleted the subscriber acknowledgement that prospective subscribers have read the prospectus in the first paragraph of the subscription agreement.

Please direct any further comments or questions you may have to the company's attorney Mr. Thomas E. Puzzo, Esq. at:

Law Offices of Thomas E. Puzzo, PLLC

4216 NE 70th Street

Seattle, Washington 98115

Telephone No.: (206) 522-2256

Facsimile No.: (206) 260-0111

Thank you.

Sincerely,

/S/ Suresh Gupta

Suresh Gupta, President

4 | Page